For period ending March 31, 2010			Exhibit  77C

File No. 811-7096

Investment Grade Municipal Income Fund Inc.

Shareholder meeting information

On February 23, 2010, the holders of the Registrants common stock and auction preferred stock (APS) voted together at a Special Meeting of Shareholders on a proposal to liquidate and dissolve the Registrant pursuant to a Plan of Liquidation (the Liquidation Proposal). The Liquidation Proposal received greater than the required vote of a majority of the votes entitled to be cast at the meeting: 5,733,384 votes were cast FOR the Liquidation Proposal; 398,622 votes were cast AGAINST the Liquidation Proposal; and 132,005 votes were cast ABSTAIN. There were no broker nonvotes. Further information is contained in the Registrants proxy statement filed on January 6, 2010
(SEC Accession No. 0001209286-10-000006) (SEC File No. 811-07096).